September 2, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Stephen Krikorian

Re:	Google Inc.
Form 10-Q for the quarterly period ended June 30, 2008
Filed August 7, 2008
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 15, 2008
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this second extension letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated August 11, 2008 (the “Comment Letter”) relating to the above-referenced filings.

Google is working expeditiously to respond to the Comment Letter. Google submitted its first extension request letter on August 19, 2008. Google respectfully requests another extension of time to respond to the inquiries contained in the Comment Letter. Google currently anticipates submitting a response to the Comment Letter on or before September 5, 2008.

Please do not hesitate to contact me at 650-214-1887 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours, GOOGLE INC.

/s/ Katherine Stephens
Katherine Stephens Senior Corporate Counsel

cc:	Mark Fuchs